October 3, 2017

Suzanne Hayes

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oncobiologics, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 14, 2017 File No. 001-37759 CIK No. 0001649989

Ladies and Gentlemen:

On behalf of Oncobiologics, Inc. (the “Company”), we submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 25, 2017 (the “Comment”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “PRE 14A”), initially filed with the Commission on September 14, 2017. For the convenience of the Staff, the text of the Comment has been incorporated into this response letter in italicized type, which is followed by the Company’s response thereto.

Preliminary Proxy Statement on Schedule 14A

We note that you are requesting shareholder approval of the issuance of a material amount of senior securities. Please advise why you have not provided the information responsive to Item 13(a) of Schedule 14A. See Item 11(e) and instruction 1 to Item 13 of Schedule 14A.

Response:

As discussed in the PRE 14A, the Company is soliciting proxies to vote in favor of Proposal 3 solely to comply with the requirements of Marketplace Rules 5635(b) and 5635(d) of the Nasdaq Stock Market (the “Nasdaq Rules”), which require stockholder approval prior to the issuance (a) of securities when the issuance or potential issuance will result in a change of control of the company and (b) of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The Company respectfully notes for the Staff that absent the stockholder approval requirements of the Nasdaq Rules, the Company would not have filed a PRE 14A to seek stockholder approval of the issuance of (i) the remaining shares of its Series A Convertible Preferred Stock (“Series A Preferred”) and warrants to acquire its common stock (the “Warrants”) to GMS Tenshi Holdings Pte. Limited (the “Investor”) pursuant to that certain Purchase Agreement dated September 7, 2017 (the “Purchase Agreement”) nor (ii) the issuance of an aggregate of 1.5 million shares of its Series B Non-Voting Convertible Preferred Stock (“Series B Preferred”) to a senior secured noteholder in exchange for $1.5 million of its senior secured notes pursuant to that certain Purchase and Exchange Agreement dated September 7, 2017. The Company further respectfully notes for the Staff that the Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of “blank check” preferred stock by the Company’s board of directors without stockholder approval. Accordingly, the Company’s stockholders have already agreed that the Company could and would issue shares of preferred stock without stockholder approval.

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

October 3, 2017

Page Two

In light of the foregoing, and because the Purchase Agreement contemplates the issuance of Series A Preferred and the Warrants to the Investor for cash, the Company did not deem it necessary to include in the PRE 14A the information required by Item 13(a), as pursuant to Instruction 1 to Item 13 of Schedule 14A it did not deem such information material for the exercise of prudent judgment by its stockholders in considering such Proposal 3.

Nevertheless, because the Company is not seeking to deprive its stockholders of information that may be deemed relevant to an informed vote in respect of the effects of the issuance of the remaining shares of its Series A Preferred and the Warrants to the Investor for cash, and the exchange of $1.5 million aggregate principal amount of its senior secured notes for Series B Preferred, and pursuant to a telephonic conversation with the Staff, the Company has filed a revised preliminary proxy statement on Schedule 14A, incorporating by reference its Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as its historical unaudited consolidated financial statements for the three and nine months ended June 30, 2017, and its audited consolidated financial statements for the years ended September 30, 2016 and 2015.

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Please contact me at (212) 479-6721 or Marianne Sarrazin at (415) 693-2157 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Yvan-Claude Pierre
Yvan-Claude Pierre

cc:	Pankaj Mohan, Oncobiologics, Inc., via e-mail Lawrence Kenyon, Oncobiologics, Inc., via e-mail

Cooley LLP 1114 Avenue of the Americas New York, NY 10036
t: (212) 479-6000 f: (212) 479-6275 cooley.com